Exhibit 99.2

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE-MONTH PERIOD

ENDED APRIL 30, 2022

Table of contents

Glossary	3

Basis of Presentation	4

Forward-Looking Statements and Non-IFRS Measures	4

Business Overview	6

Reporting Segments	6

Factors Affecting the Company’s Results of Operations	7

Executive Summary	10

Retail Performance & Market Statistics	11

Results of Operations	12

Liquidity and Capital Resources	17

Consolidated Financial Position	22

Off-Balance Sheet Arrangements	23

Transaction Between Related Parties	25

Financial Instruments	25

Non-IFRS Measures and Reconciliation Tables	27

Reconciliation Table for Consolidated Quarterly Results	31

Critical Accounting Estimates	34

Environmental, Social and Governance	36

Controls and Procedures	37

Risk Factors	38

Disclosure of Outstanding Shares	38

Additional Information	38

BRP Inc.	Management’s Discussion and Analysis	2

Glossary

Abbreviations	Description	Abbreviations	Description

3WV	Three-Wheeled Vehicles	LIBOR	London Interbank Offered Rate

ATV	All-Terrain Vehicles	NCIB	Normal Course Issuer Bid

BPS	Basis points	MD&A	Management’s Discussion & Analysis

DB	Defined Benefits	OEM	Original Equipment Manufacturer

DC	Defined Contribution	ORV	Off-Road Vehicles

CAPEX	Capital Expenditure	PA&A	Parts, Accessories & Apparel

CGU	Cash Generating Unit	PP&E	Property, Plant & Equipment

EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	PWC	Personal Watercraft

EPS	Earnings Per Share	R&D	Research & development

ESG	Environmental, Social and Governance	SIB	Substantial Issuer Bid

EURIBOR	Euro Interbank Offered Rate	SOFR	Secured Overnight Financing Rate

IAS	International Accounting Standards	SSV	Side-by-Side Vehicles

IFRS	International Financial Reporting Standards	Working Capital	Current assets less current liabilities

International	All region except United States & Canada

BRP Inc.	Management’s Discussion and Analysis	3

Basis of Presentation

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the first quarter of the fiscal year ending January 31, 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements for the three-month period ended April 30, 2022. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at June 2, 2022.

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2023” are to the Company’s fiscal year ended January 31, 2023, and references to “Fiscal 2022” are to the Company’s fiscal year ended January 31, 2022 and references to “Fiscal 2021” are to the Company’s fiscal year ended January 31, 2021.

This MD&A, approved by the Board of Directors on June 2, 2022, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three-month periods ended April 30, 2022 and 2021.

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

BRP Inc.	Management’s Discussion and Analysis	4

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 24, 2022.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including the following: reasonable long-term industry growth ranging from slightly down to up high-single digits, that is based on the assumption that the supply chain disruptions do not worsen; market share that will remain constant or moderately increase; stable global and North American economic conditions and a limited impact from the military hostilities in Ukraine and the ongoing global health crisis; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s current margins, will remain around current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	5

Business Overview

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports and marine products. The Company is a diversified manufacturer of powersports and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs, 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and pontoons as well as Rotax engines for karts and recreational aircraft. For Marine, the portfolio of brands and products includes Alumacraft and Quintrex boats, Manitou pontoons and Rotax engines for jet boats. Additionally, the Company supports its line of products with a dedicated PA&A business.

The Company employs close to 20,000 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland and Australia. The Company sells its products in over 120 countries. The products are sold directly through a network of approximately 2,800 dealers in 21 countries, as well as through approximately 170 distributors serving approximately 460 additional dealers.

Reporting Segments

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports and marine products. The Company has two operating segments consisting of Powersports (Year-Round Products, Seasonal Products and PA&A and OEM engines) and Marine Products.

Powersports

Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs and 3WVs product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s Rotax engines.

Seasonal Products

Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, and PWCs, which are mainly used during the summer season with sales to dealers concentrated in the months of January to April. These products all leverage BRP’s Rotax engines.

Parts, Accessories & Apparel and OEM engines

PA&A and Rotax engines consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts and recreational aircraft and other services.

Marine

Marine consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services. BRP competes in the boat product category with Alumacraft and Quintrex boats, Manitou pontoons and in the marine engine product category with the Rotax engines for jet boats.

BRP Inc.	Management’s Discussion and Analysis	6

The following table shows the percentage of total revenues for each segment:

Proportion of Total Revenues (in percentages)	Three-month periods ended
	April 30, 2022	April 30, 2021

Year-Round Products	51.6%	51.0%
Seasonal Products	22.6%	25.6%
Powersports PA&A and OEM Engines	19.0%	16.6%
Total Powersports	93.2%	93.2%
Marine	6.8%	6.8%
Total Revenues	100.0%	100.0%

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines as well as Marine products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates given to dealers, distributors and consumers, volume discounts to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	7

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, the Brazilian real, the Swedish krona, the Norwegian krone, the British pound, the New Zealand dollar, Mexican pesos and the Russian ruble. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of April 30, 2022, the Company had an outstanding balance of U.S. $1,488.6 million ($1,906.1 million) under its U.S. $1,535.0 million ($1,965.5 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	8

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at April 30, 2022, the Company’s long-term debt of $2,043.7 million was mainly comprised of the Term Facility, which bears interest at LIBOR plus 2.00%. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three-month period ended April 30, 2022. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2023, except in the United States where the Company plans to utilize its tax attributes to offset taxable income or income tax payable.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	9

Executive Summary

In March 2020, the World Health Organization declared coronavirus (“COVID-19”) a global pandemic. This outbreak resulted in governments worldwide enacting emergency measures to combat the spread of the virus. This event only strengthened the Company’s solid position during the following quarters as its products provide an attractive outdoor and social-distancing solution for new and existing powersports consumers. This increase in commercial activity, felt across multiple industries, heightened the pressure on the global supply chain network as demand grew stronger and, in turn, forced multiple market participants, including BRP, to innovate and find alternate ways to source materials, revise and adapt production schedules and deliver units to its dealer network, faced with an unprecedented retail demand.

In the first quarter of Fiscal 2023, the Company experienced a continuing level of supply chain related disruptions and inefficiencies in an increasingly inflationary environment when compared to the first quarter of Fiscal 2022 and the fourth quarter of Fiscal 2022. As a result, this limited the Company’s ability to satisfy consumer demand and replenish dealer inventories and in turn further limited product availability in the network compared to optimal seasonal levels. Such supply chain related disruptions, which are expected to last throughout Fiscal 2023, also resulted in an increased level of substantially completed units awaiting missing components.

Despite these challenges, the Company optimized the shipment of missing components to its dealer network which resulted in a high conversion rate of substantially completed units available for retail and revised its production schedule based on seasonality and availability of components. The Company implemented strategic pricing initiatives aimed at reducing inflationary pressures, which mitigated the impact on the Company’s profitability. The slightly higher revenues achieved for the first quarter of Fiscal 2023 compared to the first quarter of Fiscal 2022 were further supported by strong SSV retail, demonstrating sustained consumer interest.

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended
	April 30, 2022	April 30, 2021	Variance ($)	Variance (%)
Income Statement
Revenues	$1,809.3	$1,808.6	$0.7	—
Gross Profit	454.4	542.0	(87.6)	(16.2%)
Gross Profit margin (%)	25.1%	30.0%	N/A	(487bps)
Operating income	199.6	316.5	(116.9)	(36.9%)
Normalized EBITDA[1]	272.1	379.0	(106.9)	(28.2%)
Net income	121.0	244.4	(123.4)	(50.5%)
Normalized net income[1]	137.1	222.0	(84.9)	(38.2%)
EPS - diluted	1.46	2.79	(1.33)	(47.7%)
Normalized EPS – diluted [1]	1.66	2.53	(0.87)	(34.4%)

Recent events

Substantial Issuer Bid

On May 11, 2022, the Company announced that it had taken up and paid for 2,427,184 subordinate voting shares at a price of $103.00 per Share under BRP’s SIB to purchase for cancellation a number of its shares for an aggregate purchase price of approximately $250.0 million.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	10

Retail Performance & Market Statistics

North American dealer inventories

As at April 30, 2022, North American dealer inventories for Powersports products increased by 20% compared to April 30, 2021. Despite supply chain constraints, the Company was able to ship more units, mostly SSV and ATV, in the back end of the first quarter to its dealer network.

North American dealer inventories for Powersports products as at April 30, 2022 were down 67% compared to April 30, 2020, which further highlights the low level of inventory in the Company’s dealer network despite the slight increase observed when comparing Fiscal 2023 and Fiscal 2022 levels.

North American retail sales - for the First Quarter of Fiscal 2023

The Company’s North American retail sales for Powersports products decreased by 9% for the three-month period ended April 30, 2022 compared to the three-month period ended April 30, 2021. The decrease was mainly driven by limited product availability caused by supply chain disruptions.

✓

North American Year-Round Products retail sales decreased on a percentage basis in the low-teens range compared to the three-month period ended April 30, 2021. In comparison, the Year-Round Products industry recorded a decrease on a percentage basis in the mid-twenties range over the same period.

✓

North American Seasonal Products retail sales decreased on a percentage basis in the mid single-digits compared to the three-month period ended April 30, 2021. In comparison, the Seasonal Products industry recorded a decrease on a percentage basis in the low single-digits over the same period.

The Company’s North American retail sales for Marine products decreased by 47% compared to the three-month period ended April 30, 2021 also as a result of lower product availability caused by supply chain disruptions.

BRP Inc.	Management’s Discussion and Analysis	11

Results of Operations

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	April 30, 2022	April 30, 2021	Variance ($)	Variance (%)
Income Statement
Revenues	$1,809.3	$1,808.6	$0.7	—
Gross Profit	454.4	542.0	(87.6)	(16.2%)
Gross Profit margin (%)	25.1%	30.0%	N/A	(490bps)
Operating Expenses	254.8	225.5	29.3	13.0%
Normalized EBITDA[1]	272.1	379.0	(106.9)	(28.2%)
Net Financing Costs	13.7	81.5	(67.8)	(83.2%)
Income Taxes	48.7	65.7	(17.0)	(25.9%)
Net income	121.0	244.4	(123.4)	(50.5%)

[1] See “Non-IFRS Measures” section

Revenues

The increase in revenue was primarily due to favourable pricing across all product lines, mostly offset by unfavourable mix in Year-Round Products and lower volume in Seasonal Products due to supply chain disruptions. The increase was partially offset by an unfavourable foreign exchange rate variation of $27 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of higher logistics, commodities and labour costs due to inefficiencies relating to supply chain disruptions, as well as an increase in warranty costs. The decreases were partially offset by favourable pricing combined with lower sales programs driven by the strong retail environment and limited product availability, and a favourable outcome on an inventory related insurance claim. The decreases include an unfavourable foreign exchange rate variation of $9 million.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended April 30, 2022 compared to the three-month period ended April 30, 2021:

(in millions of Canadian dollars)	Three-month periods ended
	April 30, 2022	April 30, 2021	Variance ($)	Variance (%)
Selling and marketing	$104.4	$100.2	$4.2	4.2%
Research and development	84.0	65.8	18.2	27.7%
General and administrative	70.1	64.8	5.3	8.2%
Other operating income	(3.7)	(5.3)	1.6	NM[a]
Operating Expenses	$254.8	$225.5	$29.3	13.0%

[a] NM – Not Meaningful

The increase in operating expenses was mainly attributable to an increase in R&D expense to support future growth. The increase is partially offset by a favourable foreign exchange rate variation of $2 million.

BRP Inc.	Management’s Discussion and Analysis	12

Normalized EBITDA [1]

The decrease in normalized EBITDA [1] was primarily due to lower gross profit due to supply chain disruptions and higher operating expenses, mostly in R&D.

Net Financing Costs

The decrease in net financing costs was primarily attributable to transaction costs incurred on the Term Facility following the amendment completed during the first quarter of Fiscal 2022, as well as the $21.3 million loss on the NCIB in Fiscal 2022 compared to the $1.8 million gain in the first quarter of Fiscal 2023. The gains and losses on the NCIB represent the difference between the share price used to establish the financial liability and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Income Taxes

The decrease in income tax expense was primarily due to a lower operating income. The effective income tax rate amounted to 28.7% for the three-month period ended April 30, 2022 compared to 21.2% for the three-month period ended April 30, 2021. The increase resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility and by an unfavourable mix of accounting profits and losses between tax jurisdictions, partially offset by the tax and accounting treatment on the NCIB (gain) loss.

Net Income

The decrease in net income was primarily due to lower operating income, partially offset by a lower income tax expense, lower net financing costs and the unfavourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	13

Analysis of Segment Results for First Quarter of Fiscal 2023

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended April 30, 2022 compared to the same period ended April 30, 2021. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Three-month period ended		Variance ($)	Variance (%)
	April 30, 2022	April 30, 2021
Revenues [1]
Powersports
Year-Round	$934.4	$922.5	$11.9	1.3%
Seasonal	408.7	463.4	(54.7)	(11.8%)
Powersports PA&A and OEM Engines	343.6	300.8	42.8	14.2%
Marine	132.2	127.4	4.8	3.8%
Gross profit
Powersports	434.3	518.8	(84.5)	(16.3%)
As a percentage of revenues	25.7%	30.8%	N/A	(510bps)
Marine	20.1	23.2	(3.1)	(13.4%)
As a percentage of revenues	15.2%	18.2%	N/A	(300bps)

[1] Including inter-segment transactions.

Powersports

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a higher volume of SSV sold and favourable pricing across all product lines. The increase was partially offset by lower volume of 3WV sold due to supply chain disruptions, as well as an unfavourable foreign exchange rate variation of $10 million.

Seasonal Products

The decrease in revenues from Seasonal Products resulted primarily from a lower wholesale volume of PWC sold due to supply chain disruptions. The decrease includes an unfavourable foreign exchange rate variation of $9 million. The decrease was partially offset by a higher volume of snowmobiles sold due to late shipments of model year 2022 units in the first quarter of Fiscal 2023 caused by supply chain disruptions, favorable pricing and lower sales programs in light of the strong retail environment.

Powersports PA&A and OEM Engines

The increase in revenues from Powersports PA&A and OEM Engines was mainly attributable to a higher volume of recreational aircraft engines and PA&A sold, favourable pricing and lower sales programs due to the strong retail environment and increased usage of vehicles. The increase was partially offset by an unfavourable foreign exchange rate variation of $7 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of higher logistics, commodities and labour costs due to inefficiencies relating to supply chain disruptions as well as an increase in warranty provision related to Year-Round Products. The decreases were partially offset by favourable pricing and a favourable outcome on an inventory related insurance claim. The decrease includes an unfavourable foreign exchange rate variation of $8 million.

BRP Inc.	Management’s Discussion and Analysis	14

Marine

Revenues

The increase in revenues from the Marine segment was mainly due to a favourable product mix of units sold, as well as favourable pricing. The increase was partially offset by lower volume of units and PA&A sold caused by supply chain disruptions.

Gross Profit

The gross profit decrease was primarily due to higher logistics, commodities and labour costs due to inefficiencies relating to supply chain disruptions combined with a lower volume of units and PA&A sold due to supply chain disruptions.

Geographical Trends for First Quarter of Fiscal 2023

Revenues

Revenues by geography	Three-month periods ended		Variance ($)	Variance (%)
(in millions of Canadian dollars)	April 30, 2022	April 30, 2021

Revenues ($)

United States	$1,031.0	$1,021.9	$9.1	0.9%

Canada	280.1	276.0	4.1	1.5%

International	498.2	510.7	(12.5)	(2.4%)

Total Revenues ($)	$1,809.3	$1,808.6

Revenues (%)

United States	57.0%	56.5%	N/A	50bps

Canada	15.5%	15.3%	N/A	20bps

International	27.5%	28.2%	N/A	(70bps)

Total Revenues (%)	100.0%	100.0%

United States

The increase in revenues from the United States was primarily due to favourable pricing across all product lines, as well as lower sales programs due to a strong retail environment. The increase was partially offset by an unfavourable mix of 3WV and SSV as well as unfavourable volume of PWC sold. The increase includes a favourable foreign exchange impact of $5 million.

Canada

The increase in revenues from Canada was primarily due to favourable pricing across all product lines, a higher volume of snowmobiles sold, partially offset by an unfavorable mix of 3WV and volume of PWC sold.

International

The decrease in revenues from International primarily resulted from lower volume and unfavourable mix of PWC and 3WV sold, partially offset by favourable pricing across all product lines. The decrease includes an unfavourable foreign exchange impact of $32 million.

BRP Inc.	Management’s Discussion and Analysis	15

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three-month periods ended April 30, 2022 and 2021 were as follows:

	April 30, 2022	April 30, 2021
U.S. dollars	1.2668 CA$/US$	1.2585 CA$/US$
Euro	1.4007 CA$/€	1.5094 CA$/€
The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

	April 30, 2022	January 31, 2022
U.S. dollars	1.2805 CA$/US$	1.2696 CA$/US$
Euro	1.3493 CA$/€	1.4234 CA$/€

When comparing the operating income and the income before income tax for the three-month period ended April 30, 2022 to the corresponding period ended April 30, 2021, the foreign exchange fluctuations impact was as follows:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period
Revenues	$27.0
Cost of sales	(18.5)
Impact of foreign exchange fluctuations on gross profit	8.5
Operating expenses	(1.6)
Impact of foreign exchange fluctuations on operating income	6.9
Long-term debt	91.3
Net financing costs	(2.1)
Impact of foreign exchange fluctuations on income before income taxes	$96.1

BRP Inc.	Management’s Discussion and Analysis	16

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities and Term Facility.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity for the three-month periods ended April 30, 2022 and 2021 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2022	April 30, 2021
Net cash flows generated from (used in) operating activities	$(333.1)	$164.9
Net cash flows used in investing activities	(107.5)	(97.0)
Net cash flows generated from (used in) financing activities	232.5	(707.9)
Effect of exchange rate changes on cash and cash equivalents	(2.4)	5.2
Net decrease in cash and cash equivalents	(210.5)	(634.8)
Cash and cash equivalents at beginning of period	265.8	1,325.7
Cash and cash equivalents at end of period	$55.3	$690.9

Free cash flow [1]	$(442.1)	$67.7

Net Cash Flows Generated from (Used in) Operating Activities

A summary of cash flows from operating activities for the three-month periods ended April 30, 2022 and 2021 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2022	April 30, 2021
Net income	$121.0	$244.4
Non-cash and non-operating items	158.0	134.8
Changes in working capital	(458.5)	(153.0)
Income taxes paid, net of refunds	(153.6)	(61.3)
Net cash flows generated from (used in) operating activities	$(333.1)	$164.9

Net cash flows used in operating activities totalled $333.1 million for the three-month period ended April 30, 2022 compared to net cash flows generated of $164.9 million for the three-month period ended April 30, 2021. The $498.0 million decrease in net cash flows generated was mainly due to unfavourable changes in working capital. The unfavourable changes in working capital were primarily driven by higher raw materials and work in progress inventory. These are attributable to logistic and supply chain disruptions that prevented the conversion of substantially completed units into finished goods, combined with a lower trade payables balance itself caused by adjusted payment terms to suppliers as part of sourcing strategy amid the global supply chain disruptions.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	17

Net Cash Flows Used in Investing Activities

A summary of cash flows from investing activities for the three-month periods ended April 30, 2022 and 2021 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2022	April 30, 2021
Additions to property, plant and equipment	$(92.6)	$(85.5)
Additions to intangible assets	(16.4)	(11.7)
Other	1.5	0.2
Net cash flows used in investing activities	$(107.5)	$(97.0)

Net cash flows used in investing activities totalled $107.5 million for the three-month period ended April 30, 2022 compared to $97.0 million for the three-month period ended April 30, 2021. The $10.5 million increase was mainly attributable to investments in additional production capacity, as well as investments to modernize the Company’s software infrastructure and support future growth.

Net Cash Flows Generated from (Used in) Financing Activities

A summary of cash flows from financing activities for the three-month periods ended April 30, 2022 and 2021 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2022	April 30, 2021
Increase in revolving credit facilities and bank overdraft	$327.8	$—
Repurchase of subordinate voting shares	(55.5)	(288.2)
Dividends paid	(13.0)	(11.0)
Issuance of long-term debt	—	388.6
Repayment of long-term debt	(5.9)	(762.9)
Other	(20.9)	(34.4)
Net cash flows generated from (used in) financing activities	$232.5	$(707.9)

Net cash flows generated from financing activities totalled $232.5 million for the three-month period ended April 30, 2022 compared to net cash flows used in financing activities in the amount of $707.9 million for the three-month period ended April 30, 2021. The $940.4 million increase in net cash flows generated was mainly attributable to a lower net repayment of debt, an increase in revolving credit facilities used and a lower amount invested to repurchase shares in the three-month period ended April 30, 2022.

BRP Inc.	Management’s Discussion and Analysis	18

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at April 30, 2022:

(millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,447.2	$—	$—	$—	$1,447.2
Long-term debt (including interest)	155.2	165.2	163.2	1,838.4	2,322.0
Lease liabilities (including interest)	36.6	53.0	29.7	45.8	165.1
Derivative financial instruments	14.8	4.1	—	—	18.9
Other financial liabilities	319.8	3.9	2.2	26.5	352.4
Total	$1,973.6	$226.2	$195.1	$1,910.7	$4,305.6

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	19

Capital Resources

Revolving Credit Facilities

On February 16, 2022, the Company amended its Revolving Credit Facilities to increase the total availability to $1,100.0 million and replace LIBOR references by SOFR references. The pricing grid and other conditions remained unchanged.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

Currency	Applicable Interest Rates

U.S. dollars at either

◾   Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or

◾   U.S. Base Rate plus 0.45% to 2.00% per annum; or

◾   U.S. Prime Rate plus 0.45% to 2.00% per annum;

Canadian dollars at either	◾ Bankers’ Acceptance plus 1.45% to 3.00% per annum; or ◾ Canadian Prime Rate plus 0.45% to 2.00% per annum

Euros	◾ EURIBOR plus 1.45% to 3.00% per annum

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2022, the cost of borrowing under the Revolving Credit Facilities was as follows:

Currency	Cost of Borrowing

U.S. dollars at either	◾ Term SOFR plus 1.45% per annum; or ◾ U.S. Base Rate plus 0.45% per annum; or ◾ U.S. Prime Rate plus 0.45% per annum;

Canadian dollars at either	◾ Bankers’ Acceptance plus 1.45% per annum; or ◾ Canadian Prime Rate plus 0.45% per annum

Euros	◾ EURIBOR plus 1.45% per annum

As at April 30, 2022, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

As at April 30, 2022 and January 31, 2022, the Company had contracted the following indebtedness:

(millions of Canadian dollars)	April 30, 2022	January 31, 2022
Revolving credit facilities and bank overdraft	$327.8	nil
Issued letters of credit	23.7	20.6
Outstanding letters of credit under other bank agreements	5.1	4.5

BRP Inc.	Management’s Discussion and Analysis	20

Term Facility

As at April 30, 2022, the cost of borrowing under the Term Loan B-1 was as follows:

Loan	Cost of Borrowing
Term Loan B-1	◾ 2.00% per annum, with a LIBOR floor of 0.00%; or ◾ U.S. Base Rate plus 1.00%; or ◾ U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $3.8 million ($4.9 million) during the three-month period ended April 30, 2022. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at April 30, 2022, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

As at April 30, 2022, the Company had €109.8 million ($148.1 million) outstanding under its Austrian term loans bearing interest at a range between 0.80% and 1.90% and maturing between December 2022 and December 2030. Subsequent to April 30, 2022, the Company fully repaid the balance of its €55.0 million ($74.2 million) unsecured loan contracted under the Austrian government COVID-19 program in Fiscal 2021.

On May 24, 2022, the Company entered into an unsecured loan agreement at favourable interest rates under an Austrian government backed program supporting environmentally sustainable capital investments. Under this program, the Austrian government is partly guaranteeing the loan. The loan has a total nominal value of €55.0 million ($74.2 million) maturing in 2029 and incurring interest at EURIBOR plus 0.74% per annum with periodical repayments.

Lease Liabilities

As at April 30, 2022, the contractual obligations in relation to assets acquired under lease agreements amounted to $165.1 million.

Normal Course Issuer Bid Program (“NCIB”)

During the three-month period ended April 30, 2022, the Company continued the NCIB that was announced and started during the fiscal year ended January 31, 2022 and repurchased for cancellation 463,950 subordinate voting shares for a total consideration of $47.2 million.

Dividend

On June 2, 2022, the Company’s Board of Directors declared a quarterly dividend of $0.16 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 14, 2022 to shareholders of record at the close of business on June 30, 2022.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	21

Consolidated Financial Position

The following table reflects the main variances that have occurred in the Company’s unaudited condensed consolidated interim statements of financial position between April 30, 2022 and January 31, 2022, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(millions of Canadian dollars)	April 30, 2022	January 31, 2022	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$411.9	$465.7	$(53.8)	$10.3	$(43.5)	Mostly explained by timing of collection with Fiscal 2022 and lower sales tax receivables
Inventories	2,001.5	1,691.3	310.2	47.4	357.6	Mostly explained by higher work in progress inventory due to supply chain disruptions and higher raw material inventory for upcoming production
Property, plant and equipment	1,457.2	1,441.9	15.3	18.8	34.1	Mostly explained by continued capacity investments in property, plant and equipment
Trade payables and accruals	1,447.2	1,622.9	(175.7)	19.1	(156.6)	Mostly explained by adjusted payment terms to suppliers as part of a sourcing strategy amid the global supply chain disruptions
Provisions	432.3	414.3	18.0	3.2	21.2	No significant variances
Deferred revenues	410.4	355.2	55.2	(0.8)	54.4	Mostly explained by the deferral of revenue related to substantially completed units at dealers
Long-term debt, including current portion	2,043.7	2,040.5	3.2	(8.4)	(5.2)	No significant variances
Employee future benefit liabilities	147.6	220.2	(72.6)	6.1	(66.5)	Mostly explained by the 105bps increase in discount rate for the Canadian defined benefit obligations and 115bps for the foreign plans.

BRP Inc.	Management’s Discussion and Analysis	22

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with TCF Inventory Finance Inc., TCF Commercial Finance Canada Inc., TCF Commercial Finance LLC and TCF Commercial Finance New Zealand Ltd (collectively, “TCF”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe and Australia. The agreement between the Company and TCF will expire on January 31, 2023. For most of the contracts with Wells Fargo, the maximum commitment period is up to June 2, 2023.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $1,752.6 million for the three-month period ended April 30, 2022, compared to $1,617.9 million for the three-month period ended April 30, 2021. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $1,307.4 million and $1,319.4 million as at April 30, 2022, and January 31, 2022, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	April 30, 2022	January 31, 2022
Total outstanding	CAD	$1,307	$1,319
United States	USD	$727	$737
Canada	CAD	$263	$266
Europe	EUR	€33	€32
Australia and New Zealand	AUD	$77	$81

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $10.3 million for the three-month period ended April 30, 2022 compared to $7.8 million for the three-month period ended April 30, 2021.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. During Fiscal 2022, the Company renegotiated and regrouped some of its repurchase obligations for obligations that were held with the same third-party financing providers. Henceforth, the obligations are limited to the higher of U.S. $14.0 million ($17.9 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements and U.S. $25.0 million ($32.0 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($90.3 million as at April 30, 2022).

The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $108 million as at April 30, 2022 and $102 million as at January 31, 2022.

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three-month periods ended April 30, 2022 and 2021.

BRP Inc.	Management’s Discussion and Analysis	23

Substantially completed units financing

During Fiscal 2022, the Company amended one of its dealer and distributor financing agreement in order to allow for the financing of the substantially completed units shipped at the Company’s dealers (“Substantially Completed Units”). The financing of those Substantially Completed Units is conditional upon certain financial thresholds. Under the amended agreement, the Company’s dealers are required to respect certain thresholds regarding the Substantially Completed Units shipped to them (“Thresholds”).

As at April 30, 2022, the total maximum outstanding obligations of all dealers for Substantially Completed Units could not exceed U.S. $400 million ($512.2 million). This limit is set to be gradually reduced to reach U.S. $300.0 million ($384.1 million) as of January 31, 2023 and nil as of April 30, 2023. The maximum outstanding obligations of any individual dealer at any time for Substantially Completed Units shall not exceed U.S. $15 million ($19.2 million). In addition, the maximum obligations by all dealers for seasonal products are limited to U.S. $50 million ($64.0 million) for snowmobiles as at April 30, 2022 and U.S. $50 million ($64.0 million) for PWC as at September 30, 2022.

In the event one of the Thresholds is exceeded, the Company would be required to reduce the outstanding dealers’ financing by assuming such financing until compliance with Thresholds. The Substantially Completed Units stop being considered within the Thresholds limits when all the missing components are installed by the dealers. The Company was in compliance with the Thresholds as at April 30, 2022.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	24

Transaction Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.2 million as at April 30, 2022 and $22.1 million as at January 31, 2022, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2023.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position and in the consolidated statements of cash flows presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the U.S. dollar, the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated liabilities.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

BRP Inc.	Management’s Discussion and Analysis	25

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with TCF and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with TCF and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the LIBOR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	26

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use

Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist management and investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income adjusted of normalized elements and related tax effect	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets

Assist management and investors in assessing the Company’s liquidity generation abilities that could be available for shareholders’ distributions, debt repayment and business combination, after capital expenditures

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	27

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2022	April 30, 2021

Net income	$121.0	$244.4
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	16.1	(78.6)
(Gain) loss on NCIB	(1.8)	21.3
Depreciation of intangible assets related to business combinations	1.1	1.1
Transaction costs on long-term debt [2]	—	44.3
Transaction costs and other related expenses [3]	—	0.2
Evinrude outboard engine wind-down [4]	—	0.7
Restructuring and related costs [5]	—	(0.1)
Other	1.3	—
Income tax adjustment [1] [6]	(0.6)	(11.3)
Normalized net income [1]	137.1	222.0
Normalized income tax expense [1]	49.3	77.0
Financing costs adjusted	16.5	17.1
Financing income adjusted	(1.0)	(1.2)
Depreciation expense adjusted	70.2	64.1
Normalized EBITDA [1]	$272.1	$379.0

[1]	See “Non-IFRS Measures” section.

[2]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[3]	Costs related to business combinations.

[4]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[5]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[6]	Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized.

The following table presents the reconciliation of Net Cash Flows from Operating Activities to Free Cash Flow [1].

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2022	April 30, 2021
Net cash flows generated from (used in) operating activities	$(333.1)	$164.9
Additions to property, plant and equipment	92.6	85.5
Additions to intangible assets	16.4	11.7
Free cash flow [1]	$(442.1)	$67.7

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	28

The following table presents the reconciliation of items as included in the Normalized net income[1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

	Three-month periods ended
(millions of Canadian dollars, except per share data)	April 30, 2022	April 30, 2021
Depreciation expense reconciliation
Depreciation expense	$71.3	$65.8
Depreciation of intangible assets related to business combinations	1.1	1.1
Evinrude outboard engine wind-down [2]	—	0.6

Depreciation expense adjusted	$70.2	$64.1

Income tax expense reconciliation
Income tax expense	$48.7	$65.7
Income tax adjustment [3]	(0.6)	(11.3)

Normalized income tax expense [1]	$49.3	$77.0

Financing costs reconciliation
Financing costs	$16.5	$82.7
Transaction costs on long-term debt [4]	—	44.3
Loss on NCIB	—	21.3

Financing costs adjusted	$16.5	$17.1

Financing income reconciliation
Financing income	$(2.8)	$(1.2)
Gain on NCIB	(1.8)	—

Financing income adjusted	$(1.0)	$(1.2)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$137.1	$222.0
Non-controlling interests	0.1	0.2
Weighted average number of shares - basic	81,075,819	84,967,050

Normalized EPS - basic [1]	$1.69	$2.61

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$137.1	$222.0
Non-controlling interests	0.1	0.2
Weighted average number of shares - Diluted	82,701,016	87,606,457

Normalized EPS - diluted [1]	$1.66	$2.53

[1]	See “Non-IFRS Measures” section.

[2]

During the three-month periods ended April 30, 2022 and 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]	Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized.

[4]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

BRP Inc.	Management’s Discussion and Analysis	29

Summary of Consolidated Quarterly Results

	Three-month periods ended
	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021	October 31, 2020	July 31, 2020
(millions of Canadian dollars, except per share and gross profit data)	Fiscal 2023	Fiscal 2022	Fiscal 2022	Fiscal 2022	Fiscal 2022	Fiscal 2021	Fiscal 2021	Fiscal 2021
Revenues by category
Powersports
Year-Round Products	$934.4	$853.1	$736.3	$955.6	$922.5	$759.7	$803.0	$621.2
Seasonal Products	408.7	1,048.9	437.3	574.5	463.4	671.4	508.3	322.7
Powersports PA&A and OEM Engines	343.5	310.6	283.7	248.6	300.7	256.8	259.7	209.0
Marine	122.7	134.9	130.7	125.1	122.0	127.2	103.7	80.4
Total Revenues	1,809.3	2,347.5	1,588.0	1,903.8	1,808.6	1,815.1	1,674.7	1,233.3
Gross profit	454.4	609.5	410.6	570.1	542.0	501.9	486.9	248.4
As a percentage of revenues	25.1%	26.0%	25.9%	29.9%	30.0%	27.7%	29.1%	20.1%

Net income	121.0	209.6	127.7	212.9	244.4	264.2	198.7	126.1
Normalized EBITDA [1]	272.1	416.4	251.7	415.0	379.0	313.1	348.6	214.3
Normalized net income [1]	137.1	251.3	123.7	249.5	222.0	162.8	190.6	100.9

Basic EPS	1.49	2.55	1.57	2.54	2.87	3.02	2.27	1.45
Diluted EPS	1.46	2.50	1.53	2.46	2.79	2.95	2.22	1.43

Normalized basic EPS [1]	1.69	3.06	1.52	2.97	2.61	1.86	2.17	1.16
Normalized diluted EPS [1]	$1.66	$3.00	$1.48	$2.89	$2.53	$1.82	$2.13	$1.14

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	30

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended
	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021	October 31, 2020	July 31, 2020
(millions of Canadian dollars)	Fiscal 2023	Fiscal 2022	Fiscal 2022	Fiscal 2022	Fiscal 2022	Fiscal 2021	Fiscal 2021	Fiscal 2021
Net income	$121.0	$209.6	$127.7	$212.9	$244.4	$264.2	$198.7	$126.1

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	16.1	48.4	(10.4)	27.3	(78.6)	(103.0)	(9.8)	(97.8)
Transaction costs on long-term debt [1]	—	—	—	—	44.3	—	—	—
Transaction costs and other related expenses [2]	—	—	—	5.6	0.2	0.2	0.4	0.4
(Gain) loss on NCIB	(1.8)	—	—	—	21.3	—	—	—
Evinrude outboard engine wind-down [3]	—	(1.3)	(0.7)	1.6	0.7	2.0	13.5	80.6
Depreciation of intangible assets related to business combinations	1.1	1.0	1.0	1.0	1.1	1.1	1.2	1.0
Restructuring and related costs (reversal) [4]	—	—	—	—	(0.1)	—	—	1.8
Gain on lease termination [5]	—	(8.7)	—	—	—	—	—	—
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	(12.7)	—
Gain on litigation [6]	—	—	—	—	—	—	(4.0)	—
COVID-19 pandemic impact [7]	—	—	—	—	—	(1.7)	2.7	5.4
Impairment charge [8]	—	—	—	—	—	—	—	5.7
Other elements	1.3	1.1	0.1	2.9	—	—	0.6	—
Income tax adjustment[9]	(0.6)	1.2	6.0	(1.8)	(11.3)	—	—	(22.3)

Normalized net income [10]	137.1	251.3	123.7	249.5	222.0	162.8	190.6	100.9
Normalized income tax expense [10]	49.3	77.9	45.9	87.1	77.0	60.7	69.0	22.4
Financing costs adjusted	16.5	14.0	16.4	15.8	17.1	26.2	28.0	28.8
Financing income adjusted	(1.0)	(0.3)	(0.7)	(1.6)	(1.2)	(2.7)	(2.0)	(1.1)
Depreciation expense adjusted	70.2	73.5	66.4	64.2	64.1	66.1	63.0	63.3
Normalized EBITDA [10]	$272.1	$416.4	$251.7	$415.0	$379.0	$313.1	$348.6	$214.3

[1] During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[2] Costs related to business combinations.

[3] The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs, idle costs and other exit costs.

[4]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[5]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.

[6] The Company was involved in patent infringement litigation cases with one of its competitors.

[7] Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[8] During Fiscal 2021, the Company recorded an impairment charge related to its Marine segment.

[9] Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized.

[10]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	31

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three-month periods ended April 30, 2022 and 2021, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on June 2, 2022.

Net Income Data

(in millions of Canadian dollars)	Three-month periods ended
	April 30, 2022	April 30, 2021

Revenues by category
Powersports
Year-Round Products	$934.4	$922.5
Seasonal Products	408.7	463.4
Powersports PA&A and OEM Engines	343.5	300.7
Marine	122.7	122.0

Total Revenues	1,809.3	1,808.6
Cost of sales	1,354.9	1,266.6

Gross profit	454.4	542.0
As a percentage of revenues	25.1%	30.0%
Operating expenses
Selling and marketing	104.4	100.2
Research and development	84.0	65.8
General and administrative	70.1	64.8
Other operating income	(3.7)	(5.3)
Total operating expenses	254.8	225.5
Operating income	199.6	316.5
Net financing costs	13.7	81.5
Foreign exchange (gain) loss on long-term debt	16.2	(75.1)
Income before income taxes	169.7	310.1
Income tax expense	48.7	65.7
Net income	$121.0	$244.4
Attributable to shareholders	$120.9	$244.2
Attributable to non-controlling interest	$0.1	$0.2

Normalized EBITDA [1]	$272.1	$379.0

Normalized net income [1]	$137.1	$222.0

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	32

Other Financial Data

(in millions of Canadian dollars, except per share data)	Three-month periods ended
	April 30, 2022	April 30, 2021

Weighted average number of shares – basic	81,075,819	84,967,050
Weighted average number of shares – diluted	82,701,016	87,606,457

EPS - basic	$1.49	$2.87
EPS - diluted	1.46	2.79
Normalized EPS – basic [1]	1.69	2.61
Normalized EPS – diluted [1]	1.66	2.53

Declared dividends per share	$0.16	$0.13

[1] See “Non-IFRS Measures” section.

Financial Position data

As at (in millions of Canadian dollars)	April 30, 2022	January 31, 2022

Cash and cash equivalents	$55.3	$265.8
Working capital	(168.7)	48.7
Property, plant and equipment	1,457.2	1,441.9
Total assets	5,210.7	5,030.9
Revolving credit facilities and bank overdraft	327.8	—
Total non-current financial liabilities	2,097.5	2,088.9
Total liabilities	5,422.7	5,163.7
Shareholders deficit	(212.0)	(132.8)
Total debt	2,043.7	2,040.5

BRP Inc.	Management’s Discussion and Analysis	33

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the audited consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability, Sales Program and Restructuring

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on restructuring plan estimated costs in relation to the plan elements approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information related to the realization of the plan. If necessary, the provision is adjusted accordingly.

BRP Inc.	Management’s Discussion and Analysis	34

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the incremental borrowing rate used in measuring lease liability

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company would have to pay to borrow the same asset at a similar term and with a similar security.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

BRP Inc.	Management’s Discussion and Analysis	35

Environmental, Social and Governance

On April 11, 2022, the Company announced its commitment to take corporate social responsibility (CSR) even further with the launch of its new CSR25 program. It includes more ambitious environmental targets than ever before, concrete initiatives, and sets goals for 2025 and beyond. It also reflects the Company’s intention to be the industry leader in corporate citizenship.

The Company’s CSR25 program fosters value creation around three main pillars: Environment, Social and Governance. The responsibility of each of them has been assigned to senior executives who leverage their expertise to ensure the program’s objectives are achieved. They specifically focus on BRP’s employees, communities, operations and products and are broken down as follows:

●	Reduce the carbon footprint relating to products and operations.
●	Ensure a positive and sustainable impact in communities and the daily lives of employees.
●	Continue to make sound strategic decisions, maintain high ethical standards and conduct operations in a sustainable manner.

Concurrent to the launch of the CSR25 Program, the Company has set the following initial environmental targets:

●	Having 50% of its units sold as electric by 2035;
●	Making its facilities carbon neutral and reaching zero waste to landfill by 2030;
●	Reducing CO2 emissions from its supply chain by 25% by 2035.

The Company also reiterated its objective to invest 1% of pre-tax profits in community support by 2025 and also announced the upcoming launch of an enhanced version of its Code of Ethics.

The Company’s approach to ESG matters is overseen by the ESG Executive Council and by the Board of Directors, principally through its Nominating, Governance and Social Responsibility Committee.

BRP Inc.	Management’s Discussion and Analysis	36

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

There has been no change in the Company’s internal control over financial reporting during the first quarter ended April 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BRP Inc.	Management’s Discussion and Analysis	37

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2022. The Company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at June 1, 2022, the Company had :

Issued and outstanding shares and stock options
Multiple voting shares with no par value	42,384,200
Subordinate voting shares with no par value	36,300,431
Stock options to acquire subordinate voting shares	3,757,815

Additional Information

Additional information relating to BRP Inc. is available on SEDAR at www.sedar.com.

BRP Inc.	Management’s Discussion and Analysis	38